SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________________

IZEA Worldwide, Inc.
(Name of Subject Company)
________________________

IZEA Worldwide, Inc.
(Names of Filing Persons - Offeror)
________________________

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
________________________

46604H204
(CUSIP Number of Class of Securities)
________________________

Patrick Venetucci
Chief Executive Officer
IZEA Worldwide, Inc.
1317 Edgewater Drive, #1880
Orlando, FL 32804
(407) 674-6911
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Spencer G. Feldman, Esq.
Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
________________________

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1
☒    issuer tender offer subject to Rule 13e-4
☐    going-private transaction subject to Rule 13e-3
☐    amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2025, as amended June 16, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer (the “Offer”) by IZEA Worldwide, Inc. (the “Company”) to purchase up to $8,700,000 in value of shares of its common stock, par value $0.0001 per share (the “Common Stock”), at a price not less than $2.30 nor greater than $2.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated May 16, 2025, a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.
Item 4.        TERMS OF THE TRANSACTION

Item 4 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“The Offer expired at 5:00 p.m., Eastern Time, on June 16, 2025. A total of 38,682 shares were properly tendered and not properly withdrawn. Pursuant to the terms of the Offer to Purchase, the Company accepted for purchase all 38,682 shares tendered, for an aggregate cost of approximately $108,310, excluding fees and expenses relating to the Offer.”
Item 11.    ADDITIONAL INFORMATION
Item 11. Additional Information to the Schedule TO is hereby amended and supplemented by adding the following information to the end of thereof:
“On June 18, 2025, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Time, on June 16, 2025. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.
Item 12.    EXHIBITS
The following are attached as exhibits to this Schedule TO:
(a) (1)    (A)    Offer to Purchase for Cash, dated May 16, 2025*
(B)    Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(C)    Notice of Guaranteed Delivery.*
(D)    Form of letter of brokers, dealers, commercial banks, trust companies, and other nominees.*
(E)    Form of letter to be used by brokers, dealers, commercial banks, trust companies, and other nominees to their clients.*

(5) (A) Press release issued by the Company, dated May 13, 2025 (incorporated by reference the Company’s SC TO-C filed with the SEC on May 13, 2025).
(B) Press Release issued by the Company, dated May 16, 2025.*
(C) Press Release issued by the Company, dated June 17, 2025.**
(D) Press Release issued by the Company, dated June 18, 2025.***
(b)    Not applicable.
(1)    Amended and Restated 2011 Equity Incentive Plan, as amended October 15, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2024).
(2)    2014 Employee Stock Purchase Plan, as amended and restated December 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2018).
(3)    Summary of Director Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020).
(4)    Employment Agreement between IZEA, Inc. and Peter Biere effective April 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2021).
(5)    First Amendment to Executive Employment Agreement between IZEA Worldwide, Inc. and Peter J. Biere dated January 28, 2022 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2022).
(6)    Second Amendment to Executive Employment Agreement between IZEA Worldwide, Inc. and Peter J. Biere dated January 9, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2023).
(7)    Executive Employee Agreement between IZEA Worldwide, Inc. and Peter J. Biere, effective September 1, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2024).
(8)    Forms of grant notice, stock option agreement, and notice of exercise under the IZEA Worldwide, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).
(9)    Forms of restricted stock unit grant notice and award agreement under the IZEA Worldwide, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).
(10)    Forms of restricted stock award grant notice and award agreement under the IZEA Worldwide, Inc. 2011 Equity Incentive Plan (incorporated by reference to

Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023).
(11)    IZEA Worldwide, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2023).
(12)    Form of Performance-Based Restricted Stock Unit Award Agreement under the IZEA Worldwide, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2023).
(13)    Form of Time-Based Restricted Stock Unit Award Agreement under the IZEA Worldwide, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2023).
(14)    Employment Agreement effective as of September 6, 2024, between the Company and Patrick J. Venetucci (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2024).
(15)    Cooperation Agreement, dated as of September 6, 2024, by and between the Company and GP Cash Management, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2024).
(g)    None.
(h)    Not applicable.
107    Filing Fee Table. *
*Filed with Schedule TO dated May 16, 2025.
**Filed with Schedule TO dated June 16, 2025
***Filed herewith.

Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E3
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IZEA WORLDWIDE, INC.

	By:	/s/
		Name:	Patrick J. Venetucci
		Title:	Chief Executive Officer

Date: June 18, 2025